# Annual Report

## Cover Page

Name of issuer:

Vampr Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 12/8/2016

Physical address of issuer:

3110 Main St
Santa Monica CA 90405

Website of issuer:

http://www.vampr.me

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $453,966.00 | $293,860.00 |
| Cash & Cash Equivalents: | $357,045.00 | $28,282.00 |
| Accounts Receivable: | $13,559.00 | $67,292.00 |
| Short-term Debt: | $122,539.00 | $66,548.00 |
| Long-term Debt: | $156,080.00 | $437,074.00 |
| Revenues/Sales: | $17,000.00 | $93,494.00 |
| Cost of Goods Sold: | $17,417.00 | $69,403.00 |
| Taxes Paid: | $0.00 | $922.00 |
| Net Income: | ($320,885.00) | ($268,427.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

### THE COMPANY

1. Name of issuer:

Vampr Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

### DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Barry Palmer | Director | Weyo | 2016 |
| Russell Colman | Director | Vampr Inc. | 2019 |
| David Rickert | Director | BroadData Conferencing | 2020 |
| Joshua Simons | CEO | Vampr Inc. | 2016 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

### OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Barry Palmer | COO | 2016 |
| Russell Colman | Treasurer | 2019 |
| Russell Colman | Treasurer | 2019 |
| Joshua Simons | President | 2016 |
| Joshua Simons | CEO | 2016 |
| Joshua Simons | Secretary | 2016 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

### PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Bandlink Pty Ltd | 425173.0 Common Stock | 93.49 |

### BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

### RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

**Risks Relating to the Company and Its Business**

We have a limited operating history.

We have only been in business since 2015. While in that time we have gone from concept to over 500,000 users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

We depend on the efforts of our small management team.

We were founded by, and are currently still led by, Josh Simons, our CEO. Our success is heavily dependent upon the continued involvement of Josh. The loss of Josh's, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified programmers and technology industry management is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business.

Ever since the collapse of MySpace, there have been many entrants trying to reach the same target audience as us and provide similar services. Additionally, we recognize that the large platforms for creative artists might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

We may not be able to maintain and enhance our brand.

Maintaining and enhancing our brand is critical to expanding our base of users. Our brand image will depend on our ability to provide users with an environment in which creatives are easily able to seek out and find other professional musicians for collaborative projects and professional advancement. If we fail to successfully maintain and enhance the Vampr brand, or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

We need to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in this space expands. Successfully promoting and positioning our brand, and network will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

Our business depends on our ability to maintain and scale our technical infrastructure.

Our reputation and ability to attract, retain, and serve our users depends on the reliable performance of the Vampr App and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If Vampr is unavailable when users attempt to access it, users may not continue using the app.

We rely on third party developers and third party providers of network infrastructure.

Our developers and network infrastructure are provided by third party contractors. We rely on those third parties to fulfil their obligations under existing agreements. Should those third parties not fulfil their obligations to Vampr we may be required to find other third parties, if any are available. Our financial results could be negatively affected if we are required to change developers and network infrastructure providers.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.

As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

Regulation of social-network platforms may be forthcoming.

Currently, there is a significant amount of debate by lawmakers regarding the obligations of social-network platforms and whether they should be subject to regulation. While we do not expect those debates to impact how users interact with each other and use our network, such actions could reduce advertiser interest, potentially impacting our revenues.

Our founder and Chief Executive Officer, through Bandlink Pty Ltd, owns a majority of our outstanding stock.

Bandlink Pty Ltd ("Bandlink") is currently the majority owner of Vampr Inc. Bandlink is a related party that is controlled by our founder and CEO, Josh Simons. As a result, Mr. Simons will be able to control any vote of our shareholders which may be required for the foreseeable future, which means, following the termination of this Offering, Mr. Simons will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Potential investors in this Offering will not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

We have historically experienced net operating losses and may not be profitable for the foreseeable future.

We have experienced past net operating losses since inception of Vampr, including in the operations undertaken by Vampr Pty Ltd., and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

The amount of capital we raised in Regulation Crowdfunding offering may not be enough to sustain our business plan, and we intend to raise additional capital in the future.

In order to achieve our long-term goals, we will need to raise funds in addition to the amount raised in the Regulation Crowdfunding offering. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

We will continue to rely on debt financing, which may require pledging all of our assets as collateral.

In addition to equity financing, we are also pursuing debt financing and lines of credit that allow us to manage our cash flow and undertake our business plan. With debt financing, we will likely be required to pledge all of the assets of the company as collateral on any loan. By doing so, we risk the lender seizing assets if we default on those loans.

Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow its business
- Our ability to manage the company's growth
- Whether we can manage relationships with key vendors Demand for our products
- The timing and costs of new and existing marketing and promotional efforts
- Competition
- Our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- The overall strength and stability of domestic and international economies
- Consumer spending habits

**Risks Relating to Our Regulation Crowdfunding Securities**

Our SAFEs may never convert into equity or result in payments to investors.

Our SAFEs do not have a maturity dates and only convert or result in payment to investors in limited circumstances. If there is a merger, buyout, or other corporate transaction that occurs before a qualified equity financing, investors will receive a cash payment under the terms of the SAFEs. If there is a qualified equity financing raising at least $5,000,000, the SAFEs will convert into a class of Common Stock for which voting rights have been granted to the CEO by irrevocable proxy. We may never undertake a qualified equity financing or elect to convert the SAFEs as part of a non-qualified future financing. In addition, we may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the SAFEs nor a liquidity event occurs, investors could be left holding the SAFEs in perpetuity

We have not assessed the tax implications of using the SAFEs.

The SAFE is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

The SAFEs require disputes be resolved through mandatory arbitration in Los Angeles, CA.

Should any investor raise a dispute or claim regarding the SAFE, the terms of the SAFE require that the dispute be resolved by mandatory arbitration in Los Angeles, CA. This provision ensures that disputes are held in a forum capable of understanding the operation of the SAFE and at a location that reduced time and expense to the company. However, this may preclude investors from brining disputes in forums that are more favorable, or easier to access.

We intend to undertake additional equity or debt financing in the future that may dilute your investment in this offering.

We intend to undertake further equity or debt financing, which may be dilutive to existing shareholders, and investors in this offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of other shareholders. Such future equity offerings would also result in a dilution of your interest in the company.

We may consider a future offering under Regulation A, and more information may be available to investors in that offering.

We may in the future explore an offering under Regulation A under the Securities Act, although there can be no assurance that we will make such an offering, or when we will make it, or whether that offering will be qualified by the SEC. The rules regulating Regulation A require that we provide more information than is generally provided pursuant to offerings under Regulation CF. If we do make an offering under Regulation A, additional and different information may be provided to investors pursuant to those regulations and as a result of the review of the filing that the SEC staff will undertake.

Moreover, any Regulation A offering would include audited financial information, which will be different than the information presented in this offering document, and cover more recent periods.

We cannot guarantee that you would not have made a different investment decision if you were presented with the information that would be available in the Regulation A offering statement.

Investors should note that undertaking an offering under Regulation A does not automatically result in the conversion of the SAFEs in this offering into the Common Stock of the company.

You will not have significant influence on the management of the company.

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

An investment in our securities is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

Our financial statements were prepared on a going concern basis.

We have sustained net losses of for the years ended December 31, 2019 and 2018, respectively, and are not yet generating significant revenue by design. The focus has been on building a user base ahead of revenue generation. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to raise capital or generate enough revenue to fulfil the company's objectives with respect to the Vampr application software. No assurance can be given that we will be successful in these capital raising efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

# Ownership and Capital Structure

**DESCRIPTION OF ISSUER'S SECURITIES**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Preferred Stock | 55,000 | 31,689 | Yes |
| Common Stock | 1,000,000 | 425,173 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

*Convertible Note*

| | |
|---|---|
| **Issue date** | 12/31/18 |
| **Amount** | $534,447.00 |
| **Interest rate** | 5.5% per annum |
| **Discount rate** | 0.0% |
| **Uncapped Note** | Yes |
| **Maturity date** | 12/31/19 |

*Convertible note issued by Bandlink Pty Ltd. Vampr Inc is not liable for the convertible note.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 12/2016 | Other | Common stock | $332,657 | General operations |
| 12/2018 | Other | Convertible Note | $534,447 | General operations |
| 1/2020 | Regulation Crowdfunding | SAFE | $492,389 | General operations |
| 1/2020 | Regulation D, Rule 506(b) | Preferred stock | $503,098 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Bandlink Pty Ltd |
| **Amount Invested** | $0.00 |
| **Transaction type** | Other |
| **Issue date** | 05/03/19 |
| **Relationship** | Parent company |

*The company entered into an advisory services agreement with Bandlink Pty Ltd on May 3, 2019 under which Bandlink would provide strategic and advisory services in exchange for payments of $17,500 per month*

| | |
|---|---|
| **Name** | Bandlink Pty Ltd |
| **Amount Invested** | $0.00 |
| **Transaction type** | Other |
| **Issue date** | 05/02/19 |
| **Relationship** | Parent company |

*The company entered into an IP acquisition agreement with Bandlink Pty Ltd on May 2, 2019 under which the company acquired all of the intellectual property for Vampr in exchange for 425,172 shares of the company's Common Stock*

| | |
|---|---|
| **Name** | Bandlink Pty Ltd |
| **Amount Invested** | $78,100.00 |
| **Transaction type** | Priced round |
| **Issue date** | 10/14/19 |
| **Relationship** | Major shareholder with shared management |

*Conversion of interim loan to Preferred Stock*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Vampr helps creatives build a network and find the right people to collaborate with in an easy to use frictionless mobile app. For most of us, one of the biggest challenges is getting to know the right people who can help propel our career. The old adage "it's who you know" is undeniably true. But networking is, and always has been, tough. It's time consuming and expensive. With Vampr you can now access hundreds of thousands of connections around the globe in the palm of your hand in an instant.

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

**Milestones**

Vampr Inc. was incorporated in the State of Delaware in December 2016.

Since then, we have:

- Facilitated over 5 million professional connections in 198 countries

- Raised half a million dollars from our customers in one of 2019's blockbuster crowdfunding campaigns

- Raised an additional $1.5M in funding from music industry executives and angels

- Named in Apple's Best of 2017 apps list

- Multi-award winning platform

**Historical Results of Operations**

Our company was organized in December 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $17,000 compared to the year ended December 31, 2018, when the Company had revenues of $93,494. Our gross margin was -2.45% in fiscal year 2019, compared to 25.77% in 2018. This change is due to our focus on raising capital throughout most of 2019, which distracted our management team from the core business. Previous revenues were generated primarily through advertising customers. Future revenues are anticipated to be derived primarily through a Subscription premium tier of the product called 'Vampr Pro' which is now in active development.

- *Assets*. As of December 31, 2019, the Company had total assets of $453,966, including $357,045 in cash. As of December 31, 2018, the Company had $293,860 in total assets, including $28,282 in cash.

- *Net Loss*. The Company has had net losses of $320,885 and net losses of $268,427 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities*. The Company's liabilities totaled $278,619 for the fiscal year ended December 31, 2019 and $503,622 for the fiscal year ended December 31, 2018.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

As noted above, at December 31, 2019 we had $357,045 in cash on hand available for use. The cash on hand came from the receipt of $156,080 from our Regulation Crowdfunding offering, and $279,987 from the sale of preferred stock to accredited investors. Those offerings continued into 2020, in which we have closed on an additional $336,309 from the Regulation Crowdfunding offering, and $145,010 from the sale of preferred stock. We believe that this funding will provide a runway which we project will carry the company through the remainder of 2020 before we need to raise further capital.

We plan to use the proceeds from these Offerings as set forth in the Form C as lodged on EDGAR in August 2019 under "Use of Funds". This includes a focus on app development and marketing, without us being committed to any particular expenses.

We plan to introduce the Premium subscription tier of our product called 'Vampr Pro' in H2 2020. We believe this will result in significant new revenue to the Company.

Depending on the uptake of our Premium service, we may need to raise capital in Q4 2020 in order to perform operations over the lifetime of the Company. We do not have any committed sources of capital, and will likely rely on financing from accredited investors.

**Runway & Short/Mid Term Expenses**

Vampr Inc. cash in hand is $715,899, as of March 2020. Over the last three months, revenues have averaged $0/month, and an average burn rate of $61,450 per month. Our intent is to be profitable in 12-15 months.

Expenses have increased since the closing of our concurrent Reg CF and Reg D capital raises in January, to support technical development and marketing of the Vampr platform. We are currently on track to release our Premium subscription tier of the platform in H2 2020 which will generate revenue to support ongoing business operations.

Expenses have increased following the receipt of capital in this offering to support technical development of the Premium product. The Premium product will begin to generate revenue in H2 2020. Should we require additional funding, we will seek funding from private investors in a bridging round.

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.vampr.me/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Barry Palmer
David Rickert
Joshua Simons
Russell Colman

Appendix E: Supporting Documents